

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 2, 2010

<u>Via Facsimile (314) 259-2020 and U.S. Mail</u>

William F. Seabaugh, Esq.
Bryan Cave LLP
211 N. Broadway
One Metropolitan Square, Suite 3600
St. Louis, Missouri 63102

> **Re: American Italian Pasta Company**
> **Schedule TO-T**
> **Filed June 24, 2010 by**
> **Ralcorp Holdings, Inc. and**
> **Excelsior Acquisition Co.**
> **File No. 5-53419**

Dear Mr. Seabaugh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase</u>
<u>Acceptance for Payment and Payment for Shares, page 11</u>

1. We note your disclosure that you may delay payment for shares in order to comply with applicable law, subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c). As you know, Rule 14e-1(c) requires that you pay for the shares or return them promptly to security holders following expiration, subject only to delays occasioned by pending regulatory approvals. Amend your disclosure to accurately reflect the requirements of the rule, rather than implying that you could comply with the rule and delay payment in order to comply with applicable law.

2. We note that the filing persons have reserved the right to transfer the right to purchase the shares to an affiliate. Please note that if you transfer this right, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T. This in turn may necessitate an extension of the offer period and may require the Offer to Purchase to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please confirm your understanding in your response letter.

Material U.S. Federal Income Tax Consequences, page 15

3. Item 1004(a)(1)(xii) requires you to disclose the material federal income tax consequences of the transaction. Confirm that you have stated all of the material tax consequences, and remove the language in the first line of this section that limits the disclosure to "a summary of certain" material federal tax consequences.

Source and Amount of Funds, page 22

4. Confirm your understanding that you must file the documentation governing the credit Facility when it has been finalized, pursuant to Item 1016(b) of Regulation M-A.

Conditions to the Purchaser's Obligations, page 43

5. You state in the first sub-paragraph that the condition will be triggered if any event or condition occurs or is likely to occur that, in your judgment "is likely to have a Material Adverse Effect on the company or Ralcorp." In the absence of any objective criteria for the determination of the existence of a condition, such as a standard of reasonableness, satisfaction or waiver of the conditions in the sole discretion of the bidder may be equated with a waiver of that condition. If you waive a material condition to the offer, there must be five business days remaining prior to expiration. Please revise your offer to clarify your intention to include an objective standard for the assertion or waiver of the conditions with respect to the materiality determination in this sub-paragraph.

Miscellaneous, page 46

6. You state that the Offer "is not being made to, [n]or will tenders be accepted from or on behalf of holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such

jurisdiction." The all-holders provision in Rule 14d-10 requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.1 of Release No. 34-58597. To the extent that you intended to limit your offer solely in reliance on Rule 14d-10(b)(2), please clarify that in your response, but otherwise please revise to ensure compliance with Rule 14d-10.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the bidders acknowledging that:

- each bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions